Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Hydrogenics Corporation (“Hydrogenics” or the “Company”) 220 Admiral Boulevard Mississauga, Ontario L5T 2N6

Item 2	Date of Material Change

April 27, 2017

Item 3	Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on April 28, 2017 and posted on Hydrogenics’ website at www.hydrogenics.com. A copy of the news release is attached as Schedule “A”.

Item 4	Summary of Material Change

On April 28, 2017, Hydrogenics announced that it had entered into a subscription agreement (“Subscription Agreement”) with Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) to issue 2,682,742 common shares of Hydrogenics to Hejili, on a private placement basis, for gross proceeds to Hydrogenics of US$21,000,000.

Item 5	Full Description of Material Change

On April 27, 2017, Hydrogenics entered into the Subscription Agreement whereby Hydrogenics has agreed to issue and Hejili has agreed to purchased 2,682,742 common shares (representing approximately 17.6% of the issued and outstanding common shares of Hydrogenics after giving effect to the transaction) for an aggregate purchase price of US$21,000,000 (US$7.827811992 per share). Hydrogenics intends to use the proceeds of the Private Placement for general corporate purposes.

Closing of Hejili’s subscription is subject to certain closing conditions, including the receipt of all applicable stock exchange approvals and Chinese regulatory approvals. The outside date, after which either the Company or Hejili can terminate the Subscription Agreement if closing has not occurred by such date, is June 12, 2017, subject to two 15 day extensions at the option of the Company. There can be no assurance that the Chinese regulatory approvals will be obtained before the outside date or at all.

The Subscription Agreement provides that for as long as Hejili holds 5% or more of the Company’s outstanding common shares, Hejili will have pre-emptive rights to participate in any financing of Hydrogenics in order to maintain its pro rata interest in Hydrogenics. This pre-emptive right will not apply to certain specified issuances of securities by Hydrogenics.

The Subscription Agreement provides that for as long as Hejili holds 5% or more of the Company’s outstanding common shares, Hejili will agree not to transfer any common shares or enter into any transaction to reduce its economic risk in owning the common shares, other than sales pursuant to a permitted transfer or a pledge of not more than 5% of the outstanding common shares to a bona fide third party financial institution lender. A permitted transfer means a transfer pursuant to a board-approved change of control transaction or a transfer after one year from the date of the Subscription Agreement over the facilities of the TSX or NASDAQ that does not disrupt the market and is not, to Hejili’s knowledge, to an activist investor or one of a number of a specified competitors of the Company.

The Subscription Agreement provides that for as long as Hejili holds 5% or more of the Company’s outstanding common shares, Hejili will be subject to a standstill provision under which it will agree not to acquire any securities of Hydrogenics, make any offers for any securities of Hydrogenics or propose to enter into any amalgamation, plan of arrangement, merger or similar transaction with Hydrogenics, solicit any proxies to vote at any meeting or otherwise attempt to seek control or influence over Hydrogenics.

The Subscription Agreement provides that for as long as Hejili holds 10% or more of the Company’s outstanding common shares, Hejili will have the right to nominate a director to the Hydrogenics’ board of directors.

The Subscription Agreement provides that Hejili will incorporate a Chinese project company and cooperate with the Hydrogenics to jointly develop the Chinese market for hydrogen, energy storage and fuel cell products.

The foregoing description of the terms of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, which is available on SEDAR.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information required to be disclosed in this report has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

For further information, contact:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario L5T 2N6
Telephone:	(905) 361-3660
Fax:	(905) 361-3626

Item 9	Date of Report

May 2, 2017

SCHEDULE “A”